1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

March 10, 2023

VIA EDGAR

Mr. David Manion

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:    iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

iShares Inc. (the “Company”)

(Securities Act File No. 33-97598 and

Investment Company Act File No. 811-09102)

Dear Mr. Manion:

This letter responds to your comments with respect to certain of the Trust’s and the Company’s (together, the “Registrant’s”) annual reports and post-effective amendments to the registration statement, each of which were filed by the Registrant on behalf of the series listed on Appendix A (each, a “Fund,” and together, the “Funds”). The comments were provided by the SEC staff (the “Staff”) in a telephone conversation on February 2, 2023. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Registrant’s response. Capitalized terms have the meanings assigned in each Fund’s prospectus unless otherwise defined in this letter. The following responses apply to each Fund unless stated otherwise.

Comment 1: For the ESG Aware ETFs that are fund of funds (e.g., iShares ESG Aware Conservative Allocation ETF), for the stub period ending 7/31/20, the ratios to average net assets have been annualized except for net investment income. Please confirm how the net investment income ratio was calculated (i.e., whether it was annualized or absolute).

Response: The Registrant confirms that, for the stub period ending 7/31/20, the ratio of net investment income to average net assets is annualized. The Registrant will include a footnote indicating that the ratio is annualized in future shareholder reports.

Comment 2: For the ESG Aware ETFs that are fund of funds (e.g., iShares ESG Aware Conservative Allocation ETF), please explain how the Funds’ benchmark index has been deemed to be an “appropriate broad-based securities market index” for the Funds in compliance with Form N-1A Item 4(b)(2)(iii) and Instruction 5 of Item 27(b)(7).

BRUSSELS     CHICAGO     FRANKFURT     HOUSTON     LONDON     LOS ANGELES     MILAN

NEW YORK     PALO ALTO     PARIS     ROME     SAN FRANCISCO     WASHINGTON

March 10, 2023

Response: The Registrant will add an additional securities market index (that is broad-based under Form N-1A) for the applicable Funds for subsequent filings.

Comment 3: The prospectus for iShares BBB Rated Corporate Bond ETF states that the Fund tracks an index of BBB (or its equivalent) rated bonds. However, the Fund Summary sections of the Fund’s shareholder reports uses BAA, which is the Moody standard, as opposed to the BBB S&P standard. Please consider using consistent credit rating standards as indicated in the name of the Fund for the Fund’s shareholder reports, or consider adding explanatory language explaining the difference between BAA and BBB.

Response: The Registrant will revise the Fund’s shareholder reports in the future to show allocation by credit quality based on the S&P standard.

Comment 4: For iShares Focused Value Factor ETF, information about the index provider for the Fund’s Underlying Index has not been provided in the shareholder reports as it is in the Fund’s prospectus. Please include additional information such as the provider of the Fund’s Underlying Index (FTSE Russell) in future shareholder reports.

Response: The Registrant will include in future shareholder reports the name of the provider of the Fund’s Underlying Index.

Comment 5: iShares Cybersecurity and Tech ETF, iShares Genomics Immunology and Healthcare ETF, and iShares Self-Driving EV and Tech ETF have been identified as non-diversified, but they appear to be operating as diversified. Please confirm whether the Funds continue to meet compliance with the non-diversification status. Please confirm that, if the Funds have been operating as diversified for three years, the Funds will receive shareholder approval prior to changing their status back to non-diversified.

Response: The Registrant confirms that the Funds operate as diversified and that, in future prospectuses and shareholder reports, the Registrant will identify the Funds as such after three years. The Registrant confirms that if the Funds were to change to non-diversified after operating as diversified for at least three years, the Registrant will seek shareholder approval prior to changing the status to non-diversified.

****

March 10, 2023

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:     Marissa Rolland

Adithya Attawar

Jennifer Kerslake

Jakob Edson

APPENDIX A

File No	Registrant Name	Series Name	Year End Date

811-09102	iShares, Inc.	iShares International High Yield Bond ETF	10/31/2022

811-09102	iShares, Inc.	iShares J.P. Morgan EM Corporate Bond ETF	10/31/2022

811-09102	iShares, Inc.	iShares J.P. Morgan EM High Yield Bond ETF	10/31/2022

811-09102	iShares, Inc.	iShares J.P. Morgan EM Local Currency Bond ETF	10/31/2022

811-09102	iShares, Inc.	iShares US & Intl High Yield Corp Bond ETF	10/31/2022

811-09729	iSHARES TRUST	iShares 10+ Year Investment Grade Corporate Bond ETF	2/28/2022

811-09729	iSHARES TRUST	iShares 10-20 Year Treasury Bond ETF	2/28/2022

811-09729	iSHARES TRUST	iShares 1-3 Year Treasury Bond ETF	2/28/2022

811-09729	iSHARES TRUST	iShares 1-5 Year Investment Grade Corporate Bond ETF	2/28/2022

811-09729	iSHARES TRUST	iShares 20+ Year Treasury Bond ETF	2/28/2022

811-09729	iSHARES TRUST	iShares 3-7 Year Treasury Bond ETF	2/28/2022

811-09729	iSHARES TRUST	iShares 5-10 Year Investment Grade Corporate Bond ETF	2/28/2022

811-09729	iSHARES TRUST	iShares 7-10 Year Treasury Bond ETF	2/28/2022

811-09729	iSHARES TRUST	iShares Agency Bond ETF	2/28/2022

811-09729	iSHARES TRUST	iShares Broad USD Investment Grade Corporate Bond ETF	2/28/2022

811-09729	iSHARES TRUST	iShares California Muni Bond ETF	2/28/2022

811-09729	iSHARES TRUST	iShares Core 10+ Year USD Bond ETF	2/28/2022

811-09729	iSHARES TRUST	iShares Core 5-10 Year USD Bond ETF	2/28/2022

811-09729	iSHARES TRUST	iShares Core U.S. Aggregate Bond ETF	2/28/2022

811-09729	iSHARES TRUST	iShares ESG Aware 1-5 Year USD Corporate Bond ETF	2/28/2022

811-09729	iSHARES TRUST	iShares ESG Aware U.S. Aggregate Bond ETF	2/28/2022

811-09729	iSHARES TRUST	iShares ESG Aware USD Corporate Bond ETF	2/28/2022

811-09729	iSHARES TRUST	iShares Government/Credit Bond ETF	2/28/2022

811-09729	iSHARES TRUST	iShares High Yield Bond Factor ETF	2/28/2022

811-09729	iSHARES TRUST	iShares iBoxx $ High Yield Corporate Bond ETF	2/28/2022

811-09729	iSHARES TRUST	iShares iBoxx $ Investment Grade Corporate Bond ETF	2/28/2022

811-09729	iSHARES TRUST	iShares Intermediate Government/Credit Bond ETF	2/28/2022

811-09729	iSHARES TRUST	iShares Investment Grade Bond Factor ETF	2/28/2022

811-09729	iSHARES TRUST	iShares MBS ETF	2/28/2022

811-09729	iSHARES TRUST	iShares National Muni Bond ETF	2/28/2022

811-09729	iSHARES TRUST	iShares New York Muni Bond ETF	2/28/2022

811-09729	iSHARES TRUST	iShares Short Treasury Bond ETF	2/28/2022

811-09729	iSHARES TRUST	iShares Short-Term National Muni Bond ETF	2/28/2022

811-09729	iSHARES TRUST	25+ Year Treasury STRIPS Bond ETF	2/28/2022

811-09729	iSHARES TRUST	BBB Rated Corporate Bond ETF	2/28/2022

811-09729	iSHARES TRUST	USD Bond Factor	2/28/2022

811-09729	iSHARES TRUST	0-3 Months Treasury Bond ETF	2/28/2022

811-09729	iSHARES TRUST	iShares Factors US Growth Style ETF	3/31/2022

811-09729	iSHARES TRUST	iShares Factors US Value Style ETF	3/31/2022

811-09729	iSHARES TRUST	iShares Focused Value Factor ETF	3/31/2022

811-09729	iSHARES TRUST	iShares U.S. Aerospace & Defense ETF	3/31/2022

811-09729	iSHARES TRUST	iShares U.S. Broker-Dealers & Securities Exchanges ETF	3/31/2022

811-09729	iSHARES TRUST	iShares U.S. Healthcare Providers ETF	3/31/2022

811-09729	iSHARES TRUST	iShares U.S. Home Construction ETF	3/31/2022

811-09729	iSHARES TRUST	iShares U.S. Infrastructure ETF	3/31/2022

811-09729	iSHARES TRUST	iShares U.S. Insurance ETF	3/31/2022

811-09729	iSHARES TRUST	iShares U.S. Medical Devices ETF	3/31/2022

811-09729	iSHARES TRUST	iShares U.S. Oil & Gas Exploration & Production ETF	3/31/2022

811-09729	iSHARES TRUST	iShares U.S. Oil Equipment & Services ETF	3/31/2022

811-09729	iSHARES TRUST	iShares U.S. Pharmaceuticals ETF	3/31/2022

811-09729	iSHARES TRUST	iShares U.S. Real Estate ETF	3/31/2022

811-09729	iSHARES TRUST	iShares U.S. Regional Banks ETF	3/31/2022

811-09729	iSHARES TRUST	iShares U.S. Telecommunications ETF	3/31/2022

811-09729	iSHARES TRUST	iShares US Small Cap Value Factor ETF	3/31/2022

811-09729	iSHARES TRUST	iShares ESG Aware Aggressive Allocation ETF	7/31/2022

811-09729	iSHARES TRUST	iShares ESG Aware Conservative Allocation ETF	7/31/2022

811-09729	iSHARES TRUST	iShares ESG Aware Growth Allocation ETF	7/31/2022

811-09729	iSHARES TRUST	iShares ESG Aware Moderate Allocation ETF	7/31/2022

811-09729	iSHARES TRUST	iShares China Large-Cap ETF	7/31/2022

811-09729	iSHARES TRUST	iShares Core Aggressive Allocation ETF	7/31/2022

811-09729	iSHARES TRUST	iShares Core Conservative Allocation ETF	7/31/2022

811-09729	iSHARES TRUST	iShares Core Growth Allocation ETF	7/31/2022

811-09729	iSHARES TRUST	iShares Core Moderate Allocation ETF	7/31/2022

811-09729	iSHARES TRUST	iShares Core MSCI EAFE ETF	7/31/2022

811-09729	iSHARES TRUST	iShares Core MSCI Europe ETF	7/31/2022

811-09729	iSHARES TRUST	iShares Core MSCI International Developed Markets ETF	7/31/2022

811-09729	iSHARES TRUST	iShares Core MSCI Pacific ETF	7/31/2022

811-09729	iSHARES TRUST	iShares Core MSCI Total International Stock ETF	7/31/2022

811-09729	iSHARES TRUST	iShares Morningstar Multi-Asset Income ETF	7/31/2022

811-09729	iSHARES TRUST	iShares MSCI ACWI ETF	7/31/2022

811-09729	iSHARES TRUST	iShares MSCI ACWI Low Carbon Target ETF	7/31/2022

811-09729	iSHARES TRUST	iShares MSCI All Country Asia ex Japan ETF	7/31/2022

811-09729	iSHARES TRUST	iShares MSCI China A ETF	7/31/2022

811-09729	iSHARES TRUST	iShares MSCI Europe Financials ETF	7/31/2022

811-09729	iSHARES TRUST	iShares MSCI Europe Small-Cap ETF	7/31/2022

811-09729	iSHARES TRUST	iShares MSCI Intl Momentum Factor ETF	7/31/2022

811-09729	iSHARES TRUST	iShares MSCI Intl Quality Factor ETF	7/31/2022

811-09729	iSHARES TRUST	iShares MSCI Intl Size Factor ETF	7/31/2022

811-09729	iSHARES TRUST	iShares MSCI Intl Value Factor ETF	7/31/2022

811-09729	iSHARES TRUST	iShares MSCI Kokusai ETF	7/31/2022

811-09729	iSHARES TRUST	iShares MSCI USA Momentum Factor ETF	7/31/2022

811-09729	iSHARES TRUST	iShares MSCI USA Quality Factor ETF	7/31/2022

811-09729	iSHARES TRUST	iShares MSCI USA Size Factor ETF	7/31/2022

811-09729	iSHARES TRUST	iShares MSCI USA Value Factor ETF	7/31/2022

811-09729	iSHARES TRUST	Cloud 5G and Tech ETF	7/31/2022

811-09729	iSHARES TRUST	Cybersecurity and Tech ETF	7/31/2022

811-09729	iSHARES TRUST	Exponential Technologies ETF	7/31/2022

811-09729	iSHARES TRUST	Genomic Immunology and Healthcare ETF	7/31/2022

811-09729	iSHARES TRUST	Robotics and Artificial Intelligence Multisector ETF	7/31/2022

811-09729	iSHARES TRUST	Self-Driving EV and Tech ETF	7/31/2022

811-09729	iSHARES TRUST	U.S. Tech Breakthrough and Multisector ETF	7/31/2022

811-09729	iSHARES TRUST	Virtual Work and Life Multisector ETC	7/31/2022

811-09729	iSHARES TRUST	ESG Advanced Investment Grade Corporate Bond ETF	2/28/2022

811-09729	iSHARES TRUST	ESG Advanced Total USD Bond Market ETF	2/28/2022

811-09729	iSHARES TRUST	ESG Screened S&P 500 ETF	3/31/2022

811-09729	iSHARES TRUST	ESG Screened S&P Mid-Cap ETF	3/31/2022

811-09729	iSHARES TRUST	ESG Screened S&P Small-Cap ETF	3/31/2022

A-4